FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Plan 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 11, 2005	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

March 28, 2005

Item 3	News Release

The news release (the “News Release”) was issued on March 28, 2005 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release that its common shares have been approved for listing on the American Stock Exchange (“AMEX”). The Company’s shares began trading on AMEX on Monday, March 28, 2005 under the ticker symbol “BAA”. The Company’s AMEX specialist is J. Streicher & Co. LLC. The Company’s common shares will continue to trade on the TSX Venture Exchange under the trading symbol “BAA”.

Mr. Peter Cowley, the Company’s President and Chief Executive Officer, was quoted in the News Release as stating the following: “The AMEX listing has been undertaken to improve the accessibility and liquidity of the shares, specifically for global investors, as well as broaden the potential reach to the capital markets. The latter will support Banro’s future growth and assist in unlocking value for shareholders from our significant gold projects.”

Banro is a Canadian-based gold exploration company focused on the development of its four wholly-owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Arnold T. Kondrat (Executive Vice President) — (416) 366-2221.

Item 9	Date of Report

April 7, 2005